UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

CARDINAL BANKSHARES CORPORATION
(Name of Registrant as Specified in Its Charter)

SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP
SCHALLER EQUITY MANAGEMENT, INC.
SCHALLER INVESTMENT GROUP INCORPORATED
COALITION PROXY HOLDING AND VOTING SPV, INC.
DOUGLAS E. SCHALLER
T. MAUYER GALLIMORE
BOBBY L. GARDNER, SR.
JOHN PAUL HOUSTON
CAROL S. JARRATT
R. DEVEREUX JARRATT
JAMES W. SHORTT
MIKE TURMAN

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COALITION TO IMPROVE THE BANK OF FLOYD
c/o James W. Shortt
P.O. Box 900
Floyd, VA 24091
 _________________________________

SUPPLEMENT
to
April 20, 2012 Proxy Statement
_________________________________

ANNUAL MEETING OF SHAREHOLDERS
OF
CARDINAL BANKSHARES CORPORATION
Tuesday, May 22, 2012
2:00 P.M., Eastern Time
Bank of Floyd Conference Room
101 Jacksonville Circle
Floyd, Virginia 24091
_________________________________

May 4, 2012

Dear Fellow Shareholders:

The members of Coalition to Improve the Bank of Floyd are, like you, all shareholders of Cardinal Bankshares Corporation (the “Company”).  We came together because each of us cares deeply about the Bank of Floyd and what it has meant and can continue to mean to the people and businesses of the Floyd community and surrounding areas.  Most of us grew up in Floyd and want to keep the Bank local, while allowing it to better serve our community. We are committed to the Bank’s growth and improved performance, and we believe that will only happen if there are new faces and perspectives on the Company’s Board of Directors.  That is why we commenced this proxy solicitation to oppose the Company’s slate of nominees and give you a real chance to make a meaningful change to the Board.

In our Proxy Statement dated April 20, 2012, we asked for your support to help us elect our three nominees ─ T. Mauyer Gallimore, John Paul Houston and James W. Shortt ─ as new directors of the Company.  Many of you already know them, because they are all prominent, native and long-term residents of the Floyd community.  We provide detailed information about each of them, and the rest of us, in our Proxy Statement.  Please read more about our Nominees there, and join us in supporting their election.

Setting the Records Straight

We are sending you this Supplement to provide some additional information in light of developments since we sent our Proxy Statement on April 20th, because we suspect some of the information you have received has been confusing or even disturbing.  We were certainly disturbed by the false and misleading information in the Company’s shameful April 19, 2012 letter to the shareholders, but they were so numerous and ridiculous that we initially planned not to dignify them with a response. Then, last week, the Company made even more reckless and false insinuations against some of us in a lawsuit that the Company filed against Mr. Henry Logue, its former Executive Vice President and former President of the Bank of Floyd (the “Logue Lawsuit”), which insinuations the Company has continued to make in a supplement to its proxy statement and another letter to shareholders that the Company distributed this week.

The Company has been very busy spreading misinformation and trying to frighten you from considering the Nominees. Also, notwithstanding the absurdity of most of the Company's false statements or misleading insinuations, we suspect some of them have likely contributed to recent questions we received from the staff of the Board of Governors (the “FRB Staff”) of the Federal Reserve System (the “Federal Reserve Board”) about the intentions of Schaller Equity Partners (the “Partnership”) if our solicitation is successful.  In any event, while we believe you can sort through the confusion and false impressions the Company has been creating, we decided to correct and clarify a few key things in this Supplement.

We Have No Outside Controlling Relationship

Through the combination of false statements and insinuations made by the Company, the Company seeks to mislead you about many things, including about our objectives, our relationship with Doug Schaller and the Partnership, our interactions with Mr. Logue, and our intentions towards the Bank itself. Let us set those records straight.

We are concerned about the long-term future of the Bank, and the value of all of our shares in the Company.  That value depends upon the performance of the Bank, and thus on the quality of the decisions the Company’s Board makes, especially in selecting the Bank’s management team and in setting the strategic direction for the Bank.  It is vitally important who sits on the Board and participates in making those decisions.  Reelecting all of the current directors will not likely lead to different decision-making in the future.

The Partnership Gave Us the Opportunity to Seek Change

We eagerly joined forces with the Partnership to form our Coalition because it enabled us to do what we have wanted for a long time — that is, to take on the Company’s current leadership and appeal directly to you to bring about change on the Board.  Mr. Schaller (who runs the Partnership) shares our commitment to the long-term growth and success of the Bank and the Company, and he shares our vision for reviving them as a financial engine for the Floyd community.  Because the Partnership was willing to shoulder the principal financial burden of this endeavor, we finally had the opportunity to act on our commitment and vision for change.

We are grateful to the Partnership for facilitating this opportunity, but we are not beholden to it or Mr. Schaller. Make no mistake: our Nominees are all local businessmen, and we want to keep  the Bank under local control. By voting for our Nominees, you will not be giving control of the Company or the Bank to any outsider; control of the Company, as it always has, will continue to remain with the full board of directors and the shareholders.  None of us is subject to the control of the Partnership or Mr. Schaller.  Don’t let the Company deceive you about that.

The three of us who are Nominees appreciate fully that our respective fiduciary duties as directors of the Company, if elected by you, will be to act with loyalty, care, independence and thoughtfulness in the best interest of all the shareholders of the Company.  We have no agenda other than to discharge those duties and to help ensure that the Bank of Floyd is managed strategically to grow and increase benefits for the shareholders, the Bank’s employees and the community of Floyd.

Mr. Logue is Not Involved with Our Solicitation

 In our Proxy Statement, we make no bones about saying that those of us who knew Mr. Logue while he was President of the Bank were very impressed by him. Even those of us who did not personally know Mr. Logue well were shocked by his sudden and unexplained departure from the Company and the Bank last year. The Company’s wild accusations in the lawsuit filed against Mr. Logue last week were equally shocking, and we find the lawsuit overall to be highly incredible. Certainly, the insinuations in the lawsuit about Mr. Logue having a role in our proxy solicitation, or assisting the Partnership and Mr. Schaller in their challenges of the Company before we formed the Coalition, or secretly negotiating with Mr. Houston, or providing Mr. Houston or the Partnership with material non-public information, are false and incredulous. They reflect the shameful extent to which the Company, under the current leadership of R. Leon Moore, will go to distract and mislead the shareholders in an attempt to keep the current Board members in place. Let us explain the truth about our interactions with Mr. Logue.

Mr. Schaller had several contacts with Mr. Logue during the time of Mr. Logue’s employment with the Company and the Bank.  The essence of those contacts are disclosed in our Proxy Statement, and they all relate to Mr. Schaller’s discussion of his ideas and aspirations for improving the Bank’s performance.  Following Mr. Logue’s departure from the Company in May 2011, and subsequent relocation with his family to Mississippi, Mr. Schaller continued to be in touch with Mr. Logue because, as disclosed in our Proxy Statement, Mr. Schaller had a high regard for Mr. Logue.

Over time, Mr. Schaller developed a friendship with Mr. Logue, and reached out to him to discuss how Mr. Logue and his family were doing. From time to time, Mr. Schaller also told Mr. Logue what the Partnership had done or was doing with respect to the Company. All of these conversations were casual and incidental to the friendship the two had formed, and none of their conversations involved Mr. Schaller seeking advice or other input from Mr. Logue regarding the Partnership’s or Mr. Schaller’s proposed actions or communications with respect to the Company.  Also, Mr. Logue has never revealed to Mr. Schaller why he had left the Company, and that reason is still not known to any of us because the purported reasons in the Company’s complaint against Mr. Logue are not reliable.

Mr. Houston’s principal contacts with Mr. Logue during his employment with the Company related to discussions about a then-proposed business relationship between the Bank and Mr. Houston’s business firm. These contacts were known to Mr. Moore during the times they were occurring, and it is beyond incredible that the Company would say or insinuate otherwise. As with Mr. Schaller, Mr. Houston’s relationship with Mr. Logue developed into a friendship that continued after his departure. Mr. Houston continues to be in touch with Mr. Logue from time to time and, upon learning of the Logue Lawsuit, Mr. Houston called him to convey his sadness that Mr. Logue was being sued by the Company.  Like Mr. Schaller, Mr. Houston has not sought advice or information from Mr. Logue at any time about any matter relating to our proxy solicitation.

Others of us had incidental contacts with Mr. Logue during his employment with the Company, either in our capacity as customers of the Bank of Floyd or as attendees at local civic or social events in the Floyd area.  Otherwise, none of the rest of us has had any contact with Mr. Logue since he left the Floyd area, other than a phone call  by Mr. Shortt to discuss local lawyers who might be able to represent Mr. Logue in the Logue Lawsuit.

All of us continue to have a high regard for Mr. Logue.  We believe he had (and still has) the kind of experience and expertise the shareholders (and an independent, strategic thinking Board) should want to consider for the leadership team of the Company and the Bank. However, in light of Mr. Logue’s past and current experiences with the Company, we are doubtful that his possible return to the Company and the Bank would be considered (let alone approved) by the full Board, even if our three Nominees were to be elected as directors.

Certain Federal Reserve Board Matters

In our Proxy Statement, we discuss our reason for reducing our number of Nominees to three from the five that we originally contemplated, and other bank regulatory matters relating to the Partnership’s role in our solicitation.  We want to highlight and update some things about that.

           We reduced our number of nominees to avoid a potential confrontation by the Partnership with the FRB Staff about its position that our solicitation of proxies to elect a majority of new directors would cause the Partnership to become a bank holding company, under Section 2(a)(2)(B) of the Bank Holding Company Act of 1956 (the “BHCA”).  If that were to occur, the Partnership would then be subject to regulatory oversight by the Federal Reserve Board.  The Partnership disagrees strongly with that position, but decided that now was not the time to engage in a distracting and potentially expensive challenge of the position.  The rest of us concurred in that decision, and thus we reduced our Nominees to three in order to solicit proxies for less than a majority of the Board.  Our decision had nothing at all to do with any of our proposed or actual Nominees themselves, let alone with proving to the Federal Reserve Board that they are qualified to serve as directors of the Company.  Any insinuation by the Company otherwise is simply false.

The FRB Staff has subsequently expressed concern that the Partnership’s involvement in our solicitation of proxies for the election of three directors to the Board might constitute the Partnership’s exercise of a controlling influence over the management or policies of the Company.  If such an influence were held to exist, the Partnership could be considered a bank holding company under Section 2(a)(2)(C) of the BHCA (the “Controlling Influence Clause”). As we discussed in our Proxy Statement, the Partnership disagrees with such an interpretation of the Controlling Influence Clause, and we did not believe such an interpretation to be the FRB Staff’s position. We thought the FRB Staff had indicated that it had no problem with our solicitation for your election of three directors, and we said so in our Proxy Statement. But the FRB Staff has said otherwise, and we do not want to misstate the FRB Staff's position; the Partnership simply disagrees with it.

In any event, the FRB Staff has now expressed the above concern about the Controlling Influence Clause, notwithstanding (i) the lack of any right or power of the Partnership to elect the Nominees to the Board unless you choose to vote for them; (ii) the absence of any affiliation between the Partnership and the Nominees; and (iii) the absence of any other element of a controlling influence by the Partnership over the Nominees. While the Partnership has asked the FRB Staff to reconsider that interpretation, the Partnership and the rest of us want to avoid a confrontation with the FRB Staff. As a result, the Partnership and each Nominee have proposed entering into passivity commitments with the Federal Reserve Board in order to make more explicit the absence of any controlling influence by the Partnership and alleviate this concern of the FRB Staff.  In the Partnership’s case, the proposed passivity commitments provide that the Partnership will not:

(1)	exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries;

(2)	have or seek a representative of the Partnership on the Board;

(3)	have or seek any employee or representative of the Partnership to serve as an officer, agent or employee of the Company;

(4)	take any action that would cause the Company to become a subsidiary of the Partnership;

(5)	allow the Partnership to own or control 25% of its common stock;

(6)
following the Annual Meeting, propose a director or slate of director in opposition to the Company’s management or otherwise solicit or participate in a solicitation of proxies with respect to any matter presented to the shareholders of the Company;

(7)	enter into any agreement with the Company that substantially limits the discretion of its management over major policies and decisions;

(8)	dispose or threaten to dispose of shares of the Company in any manner as a condition or inducement of specific action or non-action; and

(9)	enter into certain business relationships with the Company.

In the case of each Nominee, his proposed commitments provide that, if elected as a director of the Company, he will not take any action to cause (or that assists or otherwise facilitates) the Partnership’s taking any of the above actions. We hope the FRB Staff responds favorably. While we have no assurance that it will, our solicitation in support of our three Nominees continues, because we want to provide you a real chance for exercising meaningful shareholder democracy, and we believe we have the right to do so.

It is important for you to note that the proposed (or any similar) passivity commitments would not affect our Nominees’ respective abilities to perform fully their fiduciary duties as directors of the Company, if they are elected to the Board. As we discuss above, the three of us who are Nominees appreciate fully that our respective fiduciary duties as directors of the Company will be to act with loyalty, care, independence and thoughtfulness in the best interest of all the shareholders of the Company.  We have no agenda other than to discharge those duties and to help ensure that the Bank of Floyd is managed strategically to grow and increase benefits for the shareholders, the Bank’s employees and the community of Floyd.  We are not subject to any controlling influence by the Partnership in any respect, and certainly not with respect to how we would act as directors of your and our Company.

*  *  *  *  *  *  *  *  *  *  *

We hope the information in this Supplement is helpful to you and that you will support our Nominees for election to the Board at the upcoming annual shareholders meeting. You may do so by, if you have not already done so, signing, dating and returning our GOLD proxy card today.

•	Do NOT sign or return the Company’s “white” proxy card; discard it and any other proxy card you may receive from the Company.

•
If you already returned the Company’s “white” proxy card, you may still change your mind and use our GOLD proxy card to vote for our three nominees.  Only the last dated proxy card will count at the annual meeting.

If you have any questions about this Supplement or our Proxy Statement, or if you need another copy of our Proxy Statement or our GOLD proxy card, please contact John Paul Houston, who is serving as our principal contact for shareholders, at 540-745-3574. Thank you so much for considering our Nominees.

Sincerely yours,

Coalition to Improve the Bank of Floyd*

Important Notice Regarding the Availability of Proxy Materials for the
Annual Meeting of Shareholders to be held on May 22, 2012:

This Supplement, our Proxy Statement
and a sample of our form of proxy card sent or given to shareholders are available at https://materials.proxyvote.com/141478

*  The members of Coalition to Improve the Bank of Floyd, as disclosed in our Proxy Statement, are T. Mauyer Gallimore, Bobby L. Gardner, Sr., John Paul Houston, Carol S. Jarratt, R. Devereux Jarratt, James W. Shortt, Douglas E. Schaller,  John Michael Turman, and Schaller Equity Partners and certain of its affiliates.